EQT MIDSTREAM PARTNERS, LP

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

August 14, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mara L. Ransom

Division of Corporation Finance

Re:                             EQT Midstream Partners, LP

Registration Statement on Form S-3

File No. 333-205812

Dear Ms. Mara L. Ransom:

On behalf of EQT Midstream Partners, LP (the Registrant), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Eastern time, on Tuesday, August 18, 2015, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

1.              should the Securities and Exchange Commission (the Commission) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.              the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EQT MIDSTREAM PARTNERS, LP

By:	EQT Midstream Services, LLC,
its general partner

By:	/s/ Philip P. Conti
Philip P. Conti
Senior Vice President and Chief Financial Officer

cc:                                Jonathan Lushko

EQT Midstream Partners, LP

cc:                                Joshua Davidson
Mollie Duckworth

Baker Botts L.L.P.

[Signature Page to Request for Acceleration]